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                                                                    Exhibit 99.3

[ORACLE PARTNERS, L.P. LETTERHEAD]







March 13, 1998

Mr. C. Robert Cusick
Vice Chairman, Chief Executive Officer & President
International Murex Technologies Corporation
2255 B. Queen Street East
Suite 828
Toronto, Ontario M4E1G3

Dear Mr. Cusick:

In consideration of our discussion of March 12, 1998, we agree to tender all 866,500 of our shares in a definitive tender offer to be made by Abbott Laboratories, Inc. for the shares of International Murex Technologies at a price of no less than $13.00 per share. This agreement expires on the earlier date of the expiration of the termination of the acquisition agreement or May 15, 1998.

Sincerely,

/s/ Larry N. Feinberg

Larry N. Feinberg